Astralabs, Inc.
(Formerly Newchip, Inc.)

Consolidated Financial Statements

December 31, 2019 and 2018



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

ASTRALABS, INC.
(FORMERLY NEWCHIP, INC.)

Table of Contents

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Astralabs, Inc.
(Formerly Newchip, Inc.)
Austin, Texas

We have audited the accompanying consolidated financial statements of Astralabs, Inc. and subsidiary (collectively, the "Company"), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

> **Certified Public Accountants & Consultants**
> 4401 Dominion Boulevard
> Glen Allen, VA 23060
> T:804.747.0000 F:804.747.3632
>
> www.keitercpa.com

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Astralabs, Inc. and subsidiary as of December 31, 2019 and 2018, and the results of their operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.



February 10, 2021
Glen Allen, Virginia

ASTRALABS, INC.
(FORMERLY NEWCHIP, INC.)

Consolidated Balance Sheets
December 31, 2019 and 2018

Assets		2019		2018
Current assets:				
Cash	$	6,280	$	208,182
Accounts receivable		147,438		-
Other current assets		25,345		4,323
Total current assets		179,063		212,505
Property and equipment - net		23,935		13,974
Other assets		102,240		-
Total assets	$	305,238	$	226,479
Liabilities and Stockholders' Deficit				
Current liabilities:				
Financing agreements payable	$	137,929	$	-
Notes payable		9,811		-
Accounts payable		76,011		-
Accrued expenses		73,482		54,049
Total current liabilities		297,233		54,049
Long-term liabilities:				
Financing agreements payable		230,040		
Notes payable - related party		27,000		-
Convertible notes		1,107,162		599,461
Total long-term liabilities		1,364,202		599,461
Total liabilities		1,661,435		653,510
Stockholders' deficit:				
Class A common stock $0.00001 par value; 10,000,000 shares authorized; 2,955,017 shares issued and outstanding as of December 31, 2019 and 1,587,689 shares issued and outstanding as of December 31, 2018		30		16
Class B common stock $0.00001 par value; 10,000,000 shares authorized; 8,300,000 shares issued and outstanding as of December 31, 2019 and 2018		83		83
Additional paid-in capital		1,217		1,217
SAFE - future equity obligation		2,623,492		2,623,492
Accumulated deficit		(3,981,019)		(3,051,839)
Total stockholders' deficit		(1,356,197)		(427,031)
Total liabilities and stockholders' deficit	$	305,238	$	226,479

See accompanying notes to consolidated financial statements.

ASTRALABS, INC.
(FORMERLY NEWCHIP, INC.)

Consolidated Statements of Operations
Years Ended December 31, 2019 and 2018

	2019	2018
Revenue - net	$ 761,080	$ 38,380
Operating expenses	1,628,812	1,996,577
Operating loss	(867,732)	(1,958,197)
Other income (expense):		
Other income	43,069	-
Realized loss on investment	-	(130,516)
Interest expense	(94,517)	(4,973)
Total other expenses, net	(51,448)	(135,489)
Net loss	$ (919,180)	$ (2,093,686)

See accompanying notes to consolidated financial statements.

ASTRALABS, INC.
(FORMERLY NEWCHIP, INC.)

Consolidated Statements of Changes in Stockholders' Equity (Deficit)
Years Ended December 31, 2019 and 2018

	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	SAFE - Future Equity Obligation	Accumulated Deficit	Total
Balance, January 1, 2018	$ 7	$ 83	$ 1,217	$ 1,154,261	$ (958,153)	$ 197,415
Issuance of SAFE - future equity obligation	-	-	-	1,469,231	-	1,469,231
Stock compensation	9	-	-	-	-	9
Net loss	-	-	-	-	(2,093,686)	(2,093,686)
Balance, December 31, 2018	16	83	1,217	2,623,492	(3,051,839)	(427,031)
Repurchase of stock	-	-	-	-	(10,000)	(10,000)
Stock compensation	14	-	-	-	-	14
Net loss	-	-	-	-	(919,180)	(919,180)
Balance, December 31, 2019	$ 30	$ 83	$ 1,217	$ 2,623,492	$ (3,981,019)	$ (1,356,197)

See accompanying notes to consolidated financial statements.

ASTRALABS, INC.
(FORMERLY NEWCHIP, INC.)

Consolidated Statements of Cash Flows
Years Ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities:		
Net loss	$ (919,180)	$ (2,093,686)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation and amortization	8,362	500
Stock compensation	14	9
Change in operating assets and liabilities:		
Accounts receivable	(147,438)	-
Other current assets	(21,022)	(4,323)
Accounts payable	76,011	(43,017)
Accrued expenses	19,433	54,049
Net cash used in operating activities	(983,820)	(2,086,468)
Cash flows used in investing activities:		
Purchases of property and equipment	(18,323)	(14,475)
Cash flows from financing activities:		
Proceeds from financing agreements payables	492,531	-
Payments on financing agreements payables	(226,802)	-
Proceeds from notes payable	46,200	-
Payments on notes payable	(9,389)	-
Proceeds from issuance of convertible notes	507,701	599,462
Proceeds from issuance of SAFE - future equity obligation	-	1,469,231
Repurchase of stock	(10,000)	-
Net cash provided by financing activities	800,241	2,068,693
Net change in cash	(201,902)	(32,250)
Cash, beginning of year	208,182	240,432
Cash, end of year	$ 6,280	$ 208,182
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 37,646	$ 21,640

See accompanying notes to consolidated financial statements.

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Astralabs, Inc. (formerly Newchip, Inc. for the years presented of December 31, 2019 and 2018, but changed its name accordingly in 2020) was incorporated on June 15, 2016 in the State of Delaware and is headquartered in Austin, Texas. The Company at the time of this audit operated an education platform for startup entrepreneurs to learn to run an early-stage startup and raise funding from investors. The Company also built out services to support business operations and fundraising activities that are pain points for entrepreneurs.

Management's Plans: The Company's updated strategic plan for 2021 and beyond is focused on managing a portfolio of subordinate startups and building out new product lines that will support sales, growth and profitability of its portfolio. These objectives will be attained by a focused and strategic sales and marketing plan for the Company's platforms as well as continuing to develop and advance its technologies through the addition of new features while protecting intellectual property from competitors. The Company believes that by raising capital, it will enable it to effectively execute these goals quickly and continue for a reasonable period of time.

Consolidation: The consolidated financial statements include the accounts of Astralabs, Inc. and its subsidiary. All significant intercompany transactions and accounts have been eliminated in consolidation. The Company's subsidiary ceased operations in 2019.

Basis of Accounting: The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in various financial institutions with balances that periodically exceed federally insured limits. Accounts receivable is made up of many customers across various geographic regions.

Accounts Receivable: The Company sells its services to customers on an open credit basis. The Company's accounts receivable are generally uncollateralized. Management closely monitors outstanding accounts receivable and provides an allowance for any balances that are determined to be uncollectible. An allowance of was not deemed necessary at December 31, 2019.

1.   Summary of Significant Accounting Policies, Continued:

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is five to ten years. Leasehold improvements are recorded at cost and amortized over the lesser of their estimated useful life or lease term. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $100,609 for 2019 and $325,876 for 2018.

Revenue Recognition: The Company recognizes revenue in the period services are performed and are billable.

Income Taxes: Deferred income taxes are provided on temporary differences between consolidated financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for consolidated financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Stock-Based Compensation: The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the consolidated statements of operations. Stock-based compensation is recognized and amortized to compensation expense over the applicable service or vesting period.

1.   **Summary of Significant Accounting Policies, Continued:**

New Accounting Pronouncements:

Revenue Recognition: The FASB issued ASU 2014-09 and amendments to provide new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard was effective for private companies for periods beginning after December 15, 2018. In June 2020, the FASB issued ASU 2020-05 which allows private companies that have not yet issued their December 31, 2019 financial statements to elect to delay the implementation of ASU 2014-09 and its amendments by one year, therefore effective for periods beginning after December 31, 2019. The Company has elected this deferral and is currently evaluating the reporting and economic implications of the new standard on its December 31, 2020 financial statements.

2.   **Property and Equipment:**

Property and equipment consisted of the following at December 31:

	2019	2018
Computer equipment	$ 18,153	$ 7,980
Furniture and fixtures	11,044	6,494
Leasehold improvements	3,600	-
	32,797	14,474
Less - accumulated depreciation	8,862	500
	$ 23,935	$ 13,974

Depreciation expense was $8,362 for 2019 and $500 for 2018.

3.   **Financing Agreements:**

During 2019, the Company entered into various agreements with a financing company for the sale of future receipts. The Company sold future receipts with a value of $165,125 for a total purchase price of $110,000 with the corresponding discount being recorded as a deferred financing cost included in other current assets in the accompanying consolidated balance sheets and recorded to interest expense over the term of the agreements. The agreements call for a maximum daily collection amount by the purchaser ranging from $360 to $529 and a maximum monthly percentage of future receipts available for collection by the purchaser ranging from 10% to 15%. The future receipts were sold without recourse. The outstanding amounts payable was $74,941 and deferred financing costs were $4,813 at December 31, 2019.

3.   **Financing Agreements, Continued:**

During 2019, the Company entered into an agreement with a second financing company for the sale of future receipts. The Company sold future receipts with a value of $273,201 for a total purchase price of $254,731 with the corresponding discount being recorded as a deferred financing cost included in other current assets in the accompanying consolidated balance sheets and recorded to interest expense over the term of the agreement. The agreements call for a maximum daily collection amount by the purchaser ranging from 13% to 20% of receipts collected by the Company. The future receipts were sold without recourse. The outstanding amounts payable was $62,988 and deferred financing costs were $20,258 at December 31, 2019.

During 2019, the Company entered into financing agreements with various investors of the Company for an original principal amount of $127,800. The notes are to be repaid on a quarterly basis at a rate of 10% of the Company's revenue per quarter, once the loan is triggered for repayment based on certain revenue thresholds outlined in the agreements. The notes mature in 2023 and are considered paid in full once each note holder is repaid a multiple of 1.8 times their original note balance. The corresponding discount is being recorded as a deferred financing cost included in other assets in the accompanying consolidated balance sheets and recorded to interest expense over the term of the agreements. The outstanding amounts payable was $230,040 and deferred financing costs were $102,240 at December 31, 2019.

4.   **Notes Payable:**

During 2019, the Company entered into a promissory note with an executive of the Company for an original principal amount of $27,000. The note bears no stated interest rate. Repayments are due in the amount of $32,000 by December 31, 2020 or $35,000 by December 31, 2021. Amounts repaid in excess of the original principal amount will be accrued for and charged to interest expense accordingly.   The outstanding balance was $27,000 at December 31, 2019.

During 2019, the Company entered into a promissory note with an investor of the Company for an original principal amount of $19,200. The note bears interest at the prime rate plus 3% (effectively 7.75% at December 31, 2019). Principal and interest are due upon maturity, which is defined in the agreement based on certain balances in the Company's operating accounts. The outstanding balance on the note was $9,811 at December 31, 2019. The amount was repaid during 2020 and therefore presented as a current liability in the consolidated balance sheet.

5.   **Convertible Notes:**

The Company has various convertible notes outstanding at December 31, 2019 and 2018 with a total principal amount of $1,107,162 and $599,461, respectively. The notes bear interest at 5% per annum and have beneficial conversion features upon which the principal will convert at the lesser of 75% of the per unit price paid by investors, as identified in the note agreements, or the valuation cap divided by shares outstanding prior to the conversion to common stock. The notes also have valuation caps ranging from $25,000,000 to $30,000,000. All unpaid principal and accrued interest is due upon maturity which ranges from November 2020 to March 2021 or will convert upon an equity financing or change in control event. The full principal amount of the convertible notes are outstanding at December 31, 2019 and 2018.

6.   **Stockholders' Equity:**

Pursuant to the Company's articles of incorporation, the Company is authorized to issue 30,000,000 shares of stock, consisting of 10,000,000 shares of Class A common stock, 10,000,000 shares of Class B common stock, and 10,000,000 shares of preferred stock, each at $0.00001 par value per share.

The Company has issued and outstanding 2,955,017 and 1,587,689 shares of Class A common stock at December 31, 2019 and 2018, respectively. The holder of each share of Class A common stock is entitled to one vote per share. The voting, dividend, and liquidation rights of the holders of the Class A common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock.

The Company has issued and outstanding 8,300,000 shares of Class B common stock at December 31, 2019 and 2018. The holder of each share of Class B common stock is entitled to ten votes per share. The voting, dividend, and liquidation rights of the holders of the Class B common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock.

As defined by the Amended and Restated 2017 Stock Plan, the Company can issue 10,000,000 shares of Class A common stock to employees and advisors under restricted stock agreements as a form of compensation. The Company issued 1,367,328 and 867,544 restricted shares in 2019 and 2018, respectively. Total cumulative issued restricted stock was 2,955,017 at December 31, 2019. Stock awards vest according to time schedules outlined in each agreement. During 2019 and 2018, respectively, 949,422 and 298,651 restricted stock shares vested. Total cumulative vested restricted shares was 1,732,517 at December 31, 2019. The fair value of the Class A restricted common shares issued was determined to be nominal and therefore the par values of $14 and $9 were recorded as share based compensation for financial reporting purposes in 2019 and 2018, respectively.

7.   **SAFE – Future Equity Obligation:**

The Company has various Simple Agreements for Future Equity ("SAFE") outstanding for a total amount of $2,623,492 at December 31, 2019 and 2018. The SAFEs do not bear interest.   The SAFEs will convert upon any of the following events: equity financing, liquidity event, dissolution, or termination of the SAFE which will occur if any of the previous events take place or the SAFE is settled by the Company in stock or payment of amounts due as defined in the agreement. At December 31, 2019 and 2018, the SAFE agreements were not converted into equity, nor have they been terminated or expired based on the terms of the agreements.

8.   **Related Party Transactions:**

During 2019, the Company entered into note agreements with an executive and various investors of the Company (see Note 4).

9.   **Lease:**

The Company leased its office spaces through a non-cancelable operating lease agreement. The lease matured on December 31, 2019 and was renewed for a one year period through December 31, 2020. The lease was terminated early in August 2020. The lease called for monthly rent payments of $5,844 as well as various common area maintenance charges. Rent expense was $47,524 for 2019 and $21,952 for 2018. Rent expense for 2020 is expected to be $46,750.

10.   **Income Taxes:**

The Company has federal and state net operating loss carry forwards of approximately $3,800,000 at December 31, 2019, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

11.   **Licensing Agreement:**

Effective December 2019, the Company entered into a licensing agreement as the licensor of its developed source code and software. The Company first receives a monthly payment equal to 25% of the licensee's revenue up to $150,000 and an additional fee equal to 1% of the licensee's revenue up to $1 million through the remainder of the agreement period. The agreement is effective during the period from December 1, 2019 through March, 31, 2021. The licensing fee earned for 2019 was immaterial to the consolidated financial statements.

11.   Licensing Agreement, Continued:

As part of the licensing agreement, the Company is eligible to receive a 5% ownership stake in the licensee's business if the licensee reaches $150,000 in payments to the Company by March 31, 2021.

In conjunction with the license agreement, the Company received 110,619 warrants entitling the Company to purchase preferred units at an exercise price of $2.26 of the licensee and expiring in December 2021. Management determined the fair value of the warrants to be immaterial to the consolidated financial statements.

12.   Subsequent Events:

Subsequent to December 31, 2019, a novel strain of coronavirus (COVID-19) outbreak was declared a pandemic by the World Health Organization. The situation is evolving with many cities and countries around the world responding in different ways to address the outbreak. There are direct and indirect economic effects developing for all industries and individual companies throughout the world. As of the date of issuance, the ultimate impact of COVID-19 on the Company's consolidated financial statements is unknown. Management will continue to monitor the impact of COVID-19 and reflect the consequences as appropriate in the financial records.

During 2020, the Company raised approximately $377,000 in new capital through issuance of preferred stock. In addition, the Company converted $3,730,654 of the outstanding convertible notes plus accrued interest to Class A common stock.

Management has evaluated subsequent events through February 10, 2021, the date the consolidated financial statements were available to be issued, and has determined there are no additional subsequent events to be reported in the accompanying consolidated financial statements.